Exhibit 99.2
C3.ai, Inc.
RSU Award Grant Notice
(2025 Inducement Plan)
C3.ai, Inc. (the “Company”) has awarded to you (the “Participant”) the number of restricted stock units specified and on the terms set forth below in consideration of your services (the “RSU Award”). Your RSU Award is subject to all of the terms and conditions as set forth herein and in the Company’s 2025 Inducement Plan (the “Plan”) and the RSU Award Agreement (the “Agreement”), which are incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Agreement shall have the meanings set forth in the Plan or the Agreement.
Participant:
Date of Grant:
Vesting Commencement Date:
Number of Restricted Stock Units:

Vesting Schedule:     [__________________________________________________________________]. Notwithstanding the foregoing, vesting shall terminate upon the Participant’s termination of Continuous Service.

Issuance Schedule:    One share of Class A Common Stock will be issued for each restricted stock unit which vests at the time set forth in Section 5 of the Agreement.
Participant Acknowledgements: By your signature below or by electronic acceptance or authentication in a form authorized by the Company, you understand and agree that:
•The RSU Award is governed by this RSU Award Grant Notice (the “Grant Notice”), and the provisions of the Plan and the Agreement, all of which are made a part of this document. Unless otherwise provided in the Plan, this Grant Notice and the Agreement (together, the “RSU Award Agreement”) may not be modified, amended or revised except in a writing signed by you and a duly authorized officer of the Company.
•You have read and are familiar with the provisions of the Plan, the RSU Award Agreement and the Prospectus. In the event of any conflict between the provisions in the RSU Award Agreement, or the Prospectus and the terms of the Plan, the terms of the Plan shall control.
•The RSU Award Agreement sets forth the entire understanding between you and the Company regarding the acquisition of Class A Common Stock and supersedes all prior oral and written agreements, promises and/or representations on that subject with the exception of: (i) other equity awards previously granted to you, and (ii) any written employment agreement, offer letter, severance agreement, written severance plan or policy, or other written agreement between the Company and you in each case that specifies the terms that should govern this RSU Award.
C3.ai, Inc.    Participant:
By:
    Signature    Signature
Title:         Date:
Date:

C3.ai, Inc.
2025 Inducement Plan
RSU Award Agreement
As reflected by your RSU Award Grant Notice (“Grant Notice”) C3.ai, Inc. (the “Company”) has granted you a RSU Award under its 2025 Inducement Plan (the “Plan”) for the number of restricted stock units as indicated in your Grant Notice (the “RSU Award”). The terms of your RSU Award as specified in this RSU Award Agreement for your RSU Award (the “Agreement”) and the Grant Notice constitute your “RSU Award Agreement”. Capitalized terms not explicitly defined in this Agreement but defined in the Grant Notice or the Plan shall have the same definitions as in the Grant Notice or Plan, as applicable.
The general terms applicable to your RSU Award are as follows:
1.Governing Plan Document. Your RSU Award is subject to all the provisions of the Plan. Your RSU Award is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the RSU Award Agreement and the provisions of the Plan, the provisions of the Plan shall control.
2.Grant of the RSU Award. This RSU Award represents your right to be issued on a future date the number of shares of the Company’s Class A Common Stock that is equal to the number of restricted stock units indicated in the Grant Notice subject to your satisfaction of the vesting conditions set forth therein (the “Restricted Stock Units”). Any additional Restricted Stock Units that become subject to the RSU Award pursuant to Capitalization Adjustments as set forth in the Plan and the provisions of Section 3 below, if any, shall be subject, in a manner determined by the Board, to the same forfeiture restrictions, restrictions on transferability, and time and manner of delivery as applicable to the other Restricted Stock Units covered by your RSU Award.
3.Dividends. You shall receive no benefit or adjustment to your RSU Award with respect to any cash dividend, stock dividend, or other distribution that does not result from a Capitalization Adjustment as provided in the Plan; provided, however, that this sentence shall not apply with respect to any shares of Class A Common Stock that are delivered to you in connection with your RSU Award after such shares have been delivered to you.

4.Withholding Obligations.
(a)You acknowledge that, regardless of any action taken by the Company or, if different, the Affiliate employing you (the “Employer”), the ultimate liability for all income tax (including U.S. federal, state, and local taxes and/or foreign taxes), social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you (“Tax-Related Items”) is and remains your responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. You further acknowledge that the Company and/or your Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSU Award, including, but not limited to, the grant of the RSU Award, the vesting of the RSU Award, the issuance of shares in settlement of vesting of the RSU Award, the subsequent sale of any shares of Class A Common Stock acquired pursuant to the RSU Award and the receipt of any dividends or dividend equivalents; and (ii) do not commit to and are under no obligation to reduce or eliminate your liability for Tax-Related Items. Further, if you become subject to taxation in more than one country, you acknowledge that the Company and/or your Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one country.
(b)Prior to any relevant taxable or tax withholding event, as applicable, you agree to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; (ii) withholding from proceeds of the sale of shares of Class A Common Stock acquired upon settlement of the Restricted Stock Units either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization without further consent); (iii) withholding from shares of Class A Common Stock to be issued to you upon settlement of the Restricted Stock Units; or (iv) any other method of withholding determined by the Company and permitted by Applicable Law; provided, however, that that if you are a Section 16 officer of the Company under the Exchange Act, then the Administrator shall establish the method of withholding from alternatives (i)-(iv) herein and, if the Administrator does not exercise its discretion prior to the applicable withholding event, then you shall be entitled to elect the method of withholding from the alternatives above.
(c)The Company and/or the Employer may withhold or account for Tax-Related Items by considering applicable statutory withholding amounts or other applicable withholding rates, including maximum rates applicable in your jurisdiction, in which case you may receive a refund of any over-withheld amount in cash and will have no entitlement to the equivalent amount in shares of Class A Common Stock. If the obligation for Tax-Related Items is satisfied by withholding in shares of Class A Common Stock, for tax purposes, you are deemed to have been issued the full number of shares of Class A Common Stock subject to the vested Restricted Stock Units, notwithstanding that a number of the shares of Class A Common Stock is held back solely for the purpose of paying the Tax-Related Items.
(d)You agree to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the shares of Class A Common Stock, or the proceeds of the sale of shares of Class A Common Stock, if you fail to comply with your obligations in connection with the Tax-Related Items.

5.Date of Issuance.
(a)To the extent your RSU Award is exempt from application of Section 409A of the Code and any state law of similar effect (collectively “Section 409A”), the Company will deliver to you a number of shares of the Company’s Class A Common Stock equal to the number of vested Restricted Stock Units subject to your RSU Award, including any additional Restricted Stock Units received pursuant to Section 3 above that relate to those vested Restricted Stock Units on the applicable vesting date(s), or if such date is not a business day, such delivery date shall instead fall on the next following business day (the “Original Distribution Date”).
(b)Notwithstanding the foregoing, in the event that you are prohibited from selling shares of the Company’s Class A Common Stock in the public market on the scheduled delivery date by the Trading Policy or otherwise, and the Company elects not to satisfy its tax withholding obligations by withholding shares from your distribution, then such shares shall not be delivered on such Original Distribution Date and shall instead be delivered on the first business day when you are not prohibited from selling shares of the Company’s Class A Common Stock in the open market, but in no event later than the fifteenth (15th) day of the third calendar month of the calendar year following the calendar year in which the shares covered by the RSU Award vest. Delivery of the shares pursuant to the provisions of Section 5 is intended to comply with the requirements for the short-term deferral exemption available under Treasury Regulations Section 1.409A-1(b)(4) and shall be construed and administered in such manner. However, if and to the extent the RSU Award is a Non-Exempt Award, the provisions of the Plan with respect to Non-Exempt Awards shall apply in lieu of the provisions in this Section 5.
6.Nature of Grant. In accepting the RSU Award, you acknowledge, understand and agree that:
(a)the Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;
(b)the grant of the RSU Award is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Units, other equity awards or benefits in lieu of equity awards, even if equity awards have been granted in the past;
(c)all decisions with respect to future RSU Awards or other grants, if any, will be at the sole discretion of the Company;
(d)the RSU Award grant and your participation in the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, the Employer or any Affiliate;
(e)you are voluntarily participating in the Plan;
(f)the RSU Award and any shares of Class A Common Stock acquired under the Plan, and the income from and value of same, are not intended to replace any pension rights or compensation;
(g)the RSU Award and any shares of Class A Common Stock acquired under the Plan, and the income from and value of same, are not part of normal or expected compensation for any purpose, including, without limitation, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, pension or retirement or welfare benefits or similar mandatory payments;

(h)the future value of the shares of Class A Common Stock underlying the RSU Award is unknown, indeterminable, and cannot be predicted with certainty;
(i)if the RSU Award vests and you are issued shares of Class A Common Stock, the value of such shares of Class A Common Stock may increase or decrease in value following the date the shares are issued; even below the Fair Market Value on the date the RSU Award is granted to you;
(j)for purposes of the RSU Award, your Continuous Service will be considered terminated as of the date you are no longer actively providing services to the Company or one of its Affiliates (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any), and unless otherwise expressly provided in this Agreement or determined by the Company, your right to vest in the RSU Award under the Plan, if any, will terminate as of such date and will not be extended by any notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any); and the Board shall have the exclusive discretion to determine when you are no longer actively providing services for purposes of the RSU Award (including whether you may still be considered to be providing services while on a leave of absence);
(k)no claim or entitlement to compensation or damages shall arise from forfeiture of the RSU Award resulting from your termination of Continuous Service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed, or the terms of your employment agreement, if any);
(l)unless otherwise agreed with the Company in writing, the RSU Award and any shares of Class A Common Stock acquired under the Plan, and the income from and value of same, are not granted as consideration for, or in connection with, any service you may provide as a director of the Company or any Affiliate; and
(m)neither the Company, the Employer or any Affiliate shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the RSU Award or the subsequent sale of any shares of Class A Common Stock acquired upon settlement of the RSU Award.
7.Transferability. Except as otherwise provided in the Plan, your RSU Award is not transferable, except by will or by the applicable laws of descent and distribution
8.Corporate Transaction. Your RSU Award is subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on your behalf with respect to any escrow, indemnities and any contingent consideration.
9.No Liability for Taxes. As a condition to accepting the RSU Award, you hereby (a) agree to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from the RSU Award or other Company compensation and (b) acknowledge that you were advised to consult with your own personal tax, financial and other legal advisors regarding the tax consequences of the RSU Award and have either done so or knowingly and voluntarily declined to do so.

10.Severability. If any part of this Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Agreement or the Plan not declared to be unlawful or invalid.  Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
11.Waiver.  You acknowledge that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach of this Agreement.
12.No Advice Regarding Grant.  The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying shares of Class A Common Stock.
13.Data Privacy. By signing the Grant Notice or otherwise accepting this Agreement in accordance with the Company’s acceptance procedures, you acknowledge that, in order for the Company to administer the grant of the RSU and any future participation in the Plan, the Company and the Employer must collect, process and transfer certain of your personal data, subject to the GDPR privacy policy for employees, workers and contractors (Europe).
14.Language.  You acknowledge that you are sufficiently proficient in the English language, or have consulted with an advisor who is sufficiently proficient in English, so as to allow you to understand the terms and conditions of this Agreement. If you have received this Agreement or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.
15.Governing Law/Venue.  This Agreement and any controversy arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware. For purposes of any action, lawsuit or other proceeding brought to enforce this Agreement, relating to it, or arising from it, the parties hereby submit to and consent to the sole and exclusive jurisdiction of the courts of New York County, New York, or the federal courts for the United States for the Southern District of New York, and no other courts where this grant is made and/or to be performed.
16.Insider Trading Restrictions / Market Abuse Law.  You may be subject to insider trading restrictions and/or market abuse laws based on the exchange on which the shares of Class A Common Stock are listed and in applicable jurisdictions, including the United States, your country and the designated broker’s country, which may affect your ability to accept, acquire, sell or otherwise dispose of shares of Class A Common Stock, rights to shares of Class A Common Stock (i.e., RSU Awards) or rights linked to the value of the shares of Class A Common Stock under the Plan during such times as you are considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdiction(s)). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders you placed before you possessed inside information. Furthermore, you could be prohibited from (i) disclosing the inside information to any third party, which may include fellow employees and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under the Company’s Insider Trading Policy, or any other applicable insider trading policy then in effect. You acknowledge that you are responsible for complying with any applicable restrictions and are encouraged to speak with your personal legal advisor for further details regarding any applicable insider-trading and/or market-abuse laws in your country.

17.Foreign Asset/Account, Exchange Control and Tax Reporting.  You may be subject to foreign asset/account, exchange control and/or tax reporting requirements as a result of the acquisition, holding and/or transfer of shares of Class A Common Stock or cash (including dividends and the proceeds arising from the sale of shares of Class A Common Stock) derived from your participation in the Plan in, to and/or from a brokerage/bank account or legal entity located outside your country. The Applicable Laws in your country may require that you report such accounts, assets and balances therein, the value thereof and/or the transactions related thereto to the applicable authorities in such country. You may also be required to repatriate sale proceeds or other funds received as a result of your participation in the Plan to your country through a designated bank or broker within a certain time after receipt. You acknowledge that it is your responsibility to be compliant with such regulations and you are encouraged to consult with your personal legal advisor for any details.
18.Imposition of Other Requirements.  The Company reserves the right to impose other requirements on your participation in the Plan, on the RSU Award and on any shares of Class A Common Stock acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
19.Other Documents.  You hereby acknowledge receipt of or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Prospectus.  In addition, you acknowledge receipt of the Company’s Trading Policy.
20.Questions. If you have questions regarding these or any other terms and conditions applicable to your RSU Award, including a summary of the applicable federal income tax consequences please see the Prospectus.